SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                            TAX-FREE INVESTMENTS CO.


Effective March 2, 2001, Tax-Free Investments Co. established the Sweep Class for the Cash Reserve Portfolio. The Sweep Class is subject to Rule 12b-1 Plan payments of 0.25% per annum of the average daily net assets of a Multiple Class Fund attributable to the Sweep Class.